Exhibit 21

Subsidiaries of American Media Operations, Inc.

Name	Jurisdiction
AM Auto World Weekly, Inc.	Delaware
AMI Books, Inc.	Delaware
AMI Films, Inc.	Delaware
American Media Consumer Entertainment Inc.	Delaware
American Media Consumer Magazine Group, Inc.	Delaware
American Media Distribution & Marketing Group, Inc.	Delaware
American Media Property Group, Inc.	Delaware
American Media Mini Mags, Inc.	Delaware
American Media Newspaper Group, Inc.	Delaware
Country Music Media Group, Inc.	Delaware
Distribution Services, Inc.	Delaware
Globe Communications Corp.	Delaware
Globe Editorial, Inc.	Delaware
MediaFit SARL	France
Miral Editorial, Inc.	Delaware
National Enquirer, Inc.	Florida
National Examiner, Inc.	Delaware
NDSI, Inc.	Delaware
Star Editorial, Inc.	Delaware
SYL Communications	California
Weider Publications, LLC	Delaware
Weider Publications Group, Ltd.	United Kingdom
Weider Publishing Ltd.	United Kingdom
Weider Publishing Italia SRL	Italy
Sun Editorial, Inc.	Delaware
4121139 Canada, Inc.	Canada